OCWEN FINANCIAL CORPORATION

1661 Worthington Road, Suite 100

West Palm Beach, Florida 33409

September 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jessica Livingston, Office of Finance

Re:	Acceleration Request
Ocwen Financial Corporation
Registration Statement on Form S-3
File No. 333-267166

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocwen Financial Corporation (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on Friday, September 9, 2022, or as soon as possible thereafter.

If you have any questions with respect to the foregoing, please call the undersigned (561-614-2052) or the Company’s counsel John Berkery of Mayer Brown LLP (212-506-2552).

Very truly yours,

Ocwen Financial Corporation

By:	/s/ Leah E. Hutton
Name:	Leah E. Hutton
Title:	Senior Vice President and Deputy General Counsel